July 20, 2005

Mr. Thomas H. Ehrlich
Secretary
Uranium Resources, Inc.
650 S. Edmonds, Suite 108
Lewisville, Texas 75067

Re:	Uranium Resources, Inc.
		Registration Statement on Form SB-2
      Filed May 20, 2005
	File No. 333-125106

Form 10-KSB for the year ended December 31, 2004, as amended
      Filed April 26, 2005
      File No. 0-17171

Dear Mr. Ehrlich:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please note that we continue to monitor the Form SB-2 for compliance with comments issued on the 10-KSB for the year ended
December 31, 2004.


Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 4 - Contract Commitments, page F-15

2. We have read your response to prior comment 1, explaining that you arranged to have your two uranium delivery contracts amended to formalize your understanding that each buyer would be willing to accept half of your total production in 2005, while accommodating delivery in 2006, quantities in excess of these amounts which are necessary to meet what had previously been identified as your total
2005 delivery obligations. We understand that such flexibility on the part of your buyers does not extend to quantities scheduled for delivery in 2006, 2007, and 2008. Since the accommodations were not initially present in your contractual arrangements, and because you have only recently refined your extraction processes to achieve a higher yield, we continue to believe that your contractual arrangements would be appropriately characterized as derivatives, for which the normal purchases and sales exception would not be available.
Therefore, until you are able to properly establish and document hedging relationships between your forecasted transactions and the delivery obligations under your contractual arrangements, the accounting prescribed in paragraph 17(a) of SFAS 133 would seem to apply. Further, we believe demonstrating consistent production at the levels necessary to satisfy your delivery obligations would be a precursor to establishing the hedging relationships. Please refer to paragraph 28 of SFAS 133 for documentation guidelines.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting issues and
related
disclosures to Karl Hiller at (202) 551-3686 or, in his absence, to
Barry Stem, Senior Assistant Chief Accountant, at (202) 551-3763. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 551-3756 or, in his absence, to the undersigned, at
(202) 551-3740.   Please send all correspondence to us at the
following ZIP code:  20549-7010.


							Sincerely,


							H. Roger Schwall
							Assistant Director


      cc:  J. Wynn
            K. Hiller
            B. Stem

            via facsimile
            Alfred C. Chidester
            Baker & Hostetler LLP
            (303) 861-2307
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Mr. Thomas H. Ehrlich
Uranium Resources, Inc.
July 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

       DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010